UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

    Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Establishment of Mitsubishi UFJ Financial Group

Tokyo, October 3, 2005 — On October 1, 2005 Mitsubishi Tokyo Financial Group, Inc. (President and CEO: Nobuo Kuroyanagi) and UFJ Holdings, Inc. (President and CEO: Ryosuke Tamakoshi) merged and began operations as Mitsubishi UFJ Financial Group, Inc. (MUFG).

Also on October 1, subsidiary companies The Mitsubishi Trust and Banking Corporation (President: Haruya Uehara) and UFJ Trust Bank Limited (President: Shintaro Yasuda) merged to form Mitsubishi UFJ Trust and Banking Corporation, and subsidiary companies Mitsubishi Securities Co., Ltd. (President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (President: Kimisuke Fujimoto) merged to form Mitsubishi UFJ Securities Co., Ltd.

Now that we have concluded preparations and launched operations as MUFG, we would like to express our sincere gratitude for the support and cooperation we have received since we began talks regarding management integration in July 2004.

The merger to form MUFG also marks the establishment, on October 1, of new subsidiaries such as Mitsubishi UFJ Asset Management, UFJ Nicos, Mitsubishi UFJ Capital, Mitsubishi UFJ Factors and Mitsubishi UFJ Real Estate Services, and heralds the creation of a group with a strong presence in each of its business categories. The Bank of Tokyo-Mitsubishi, Ltd. (President: Nobuo Kuroyanagi) and UFJ Bank Limited (President: Takamune Okihara) are also currently making preparations to merge on January 1, 2006 to form The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Through pursuing a thoroughly customer-focused approach, the new group MUFG aims to provide the highest standard of products and services and to be a premier, comprehensive, global financial group that benefits from strong customer support. By leveraging our integrated financial services strength and unparalleled domestic and overseas network, we hope to open the way for a new financial era, both globally and in Japan.

We look forward to the valued support and input of our stakeholders as we begin operations as a new group, Mitsubishi UFJ Financial Group, or “MUFG”.

*            *            *

Contact: Mitsubishi UFJ Financial Group, Inc., Public Relations Division (81-3-3240-7651)

This press release contains forward-looking statements regarding the current plans and expectations of MUFG based on the information presently available to them. These forward-looking statements are subject to risks, uncertainties and changes in circumstances which may cause the parties to change their plans or cause actual results to differ materially from those described herein. In particular, information above reflects assumptions about the successful implementation of the integration plan. MUFG are under no obligation, and expressly disclaim any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

(Appendix)

New Holding Company

1.	Company name:	Mitsubishi UFJ Financial Group, Inc.

2.	Registered head office:	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan

3.	Capital stock:	1,383.0 billion yen

4.	Main business:	Management of its subsidiaries such as banks, trust banks, and specialized securities companies within the group

5.	Main representatives:	Chairman: Ryosuke Tamakoshi, Deputy Chairman: Haruya Uehara
President & CEO: Nobuo Kuroyanagi, Deputy President: Tatsunori Imagawa

6.	Deposits:	118,180.8 billion yen
	Loans:	83,330.6 billion yen
	Total assets:	197,001.6 billion yen

[All the above amounts are an aggregate of the two groups as of June 30, 2005 (Consolidated basis)]

New Trust Bank

1.	Company name:	Mitsubishi UFJ Trust and Banking Corporation

2.	Registered head office:	4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

3.	Capital stock:	324.2 billion yen

4.	Main business:	Trust and banking business

5.	Main representatives:	Chairman: Akio Utsumi, President: Haruya Uehara
Deputy President: Shintaro Yasuda

6.	Deposits:	12,897.7 billion yen
	Loans:	11,459.1 billion yen (Including loans in trust assets)
	Total assets:	21,947.5 billion yen
	Trust assets:	89,130.6 billion yen (Including trust assets under the Service-Shared Co-Trusteeship)

[All the above amounts are an aggregate of the two groups as of June 30, 2005 (Consolidated basis)]

New Securities Company

1.	Company name:	Mitsubishi UFJ Securities Co., Ltd.

2.	Registered head office:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan

3.	Capital stock:	65.5 billion yen

4.	Purpose of business:	Securities business

5.	Representatives:	Chairman & CEO: Yasumasa Gomi, Deputy Chairman: Koichi Kane
President & COO: Kimisuke Fujimoto

6.	Assets under management:	18,658.0 billion yen [An aggregate of the two groups as of June 30, 2005]
	Total assets:	13,273.8 billion yen [An aggregate of the two groups as of June 30, 2005 (Consolidated basis)]

*    *    *    *    *